CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

NATCO INTERNATIONAL INC.

a Delaware corporation

Natco International Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST:  The Restated Certificate of Incorporation of the corporation, filed on June 28, 2004 (the “Restated Certificate”), shall be amended as set forth in this Certificate of Amendment.

SECOND: Article IV of the Restated Certificate is amended to read in its entirety as follows:

“FOURTH.  The total number of shares of stock which this corporation shall have authority to issue is five hundred and five million (505,000,000) with a par value of $.001 per share amounting to $505,000.00. Five hundred million (500,000,000) of those shares are Common Stock and five million (5,000,000) of those shares are Preferred Stock. Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, on any matter on which action of the stockholders of this corporation is sought, The holders of shares of Preferred Stock shall have no right to vote such shares, except (i) determined by the Board of Directors of this corporation in accordance with the provisions of Section (3) of ARTICLE FIFTH of this Certificate of Incorporation, or (ii) as other-wise provided by the Delaware General Corporation Law, as amended from time to time.”

THIRD:  This Certificate of Amendment and the amendments set forth herein have been authorized by the unanimous written consent of the Board of Directors of the corporation followed by the written consent of the stockholders of the corporation in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 15th day of September, 2008.

NATCO INTERNATIONAL INC.

                                                /S/ Raj-Mohinder Gurm

By:

Raj-Mohinder Gurm

Chief Executive Officer